April 4, 2014

Via Edgar and Electronic Mail

Mr. Benjamin Phippen
Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3561

Re:                     ESSA Bancorp, Inc.
                Form 10-K for the Fiscal Year Ended September 30, 2013 File December 16, 2013
         File No.001-33384

Dear Mr. Phippen:

This letter replies to your letter of March 14, 2014 providing comments on the above-referenced filing for ESSA Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are referenced to the staff’s comment letter.

Form 10-K for Fiscal Year Ended September 30, 2013

Notes to the Consolidated Financial Statements

Note 5. Loans Receivable, page F-24

We note your response to comment one from our letter dated February 20, 2014 and remain unclear as to why you recognized the entire amount of accretable yield related your purchased credit impaired (“PCI”) loans acquired from your merger with First Star Bank (“First Star”) during the fiscal year ended September 30, 2013.  In particular, we note the following from your response:

Your preliminary assumption, as of the July 31, 2012 acquisition date, that liquidation of the collateral would likely be the primary source of repayment and that it would take, on average, twelve months to complete the process of obtaining title to the collateral for the purpose of liquidation.

Your expectation of the average life for these loans since the acquisition date has changed, indicating a twelve month estimated life as of June 30, 2013, which is substantially longer than your preliminary estimate noted above and inconsistent with your disclosure in your September 30, 2013 Form 10-K that “there were no material increases or decreases in expected cash flows for these loans between the acquisition date and September 30, 2013.”

Mr. Benjamin Phippen
April 4, 2014

Considering these disclosures, please refer to ASC 310-30-35-3, which states in part, that it does not prohibit placing loans on nonaccrual status, including the use of the cost recovery method or cash basis method of income recognition, subsequent to acquisition when appropriate, and tell us, in detail, what procedures you performed at each quarter end subsequent to the acquisition (including periods prior to June 30, 2013) to support your conclusion that there were no material increases or decreases in expected cash flows, that you continued to have a reasonable expectation about the timing and amount of cash flows expected to be collected at each period end subsequent to acquisition and that these loans should have remained on accrual basis throughout this entire timeframe.  In preparing your response, please quantify how actual cash flows during each quarter subsequent to acquisition compared to your original projections and explain how this was considered in your conclusion that you continued to have a reasonable expectation about the timing and amount of cash flows for each of these respective periods.  In the event you determine that applying a different method of accounting (e.g., cost recovery method, cash basis method, etc.) should have been applied at or subsequent to the acquisition date (again, including periods prior to June 30, 2013), please explain in detail and provide us with a full materiality analysis.  Refer to ASC 250-10-S99. If deemed material, consider the need to revise your financial statements accordingly.

Response: As part of our acquisition of First Star Bank as of July 31, 2012, we acquired $212.1 million in loans. It was determined by the Company that, included in the $212.1 million of acquired loans, were loans with deteriorated credit quality with contractual cash flows of $13.9 million. The fair value of those loans was $7.3 million, net of an accretable discount of $1.4 million, and a non-accretable discount of $5.2 million. These loans consisted of 47 commercial and commercial real estate loans, six mortgage loans and four consumer loans. Our preliminary assumption was that liquidation of the collateral would likely be the primary source of repayment for each of these loans and that it would take, on average, nine to twelve months to complete the process of obtaining title to the collateral for the purpose of liquidation.  In order to discuss the progress of liquidating these loans, we have broken them down into five categories for ease of reference.

•
There were 24 loans already in the process of foreclosure by First Star that represented 35% of the fair market value of loans acquired with credit deterioration.  These loans will be referred to as Group A.

•	Another group of 20 loans to one borrower and related entities that represented 16% of fair market value of loans acquired with credit deterioration. These loans will be referred to as Group B.
•	One loan to a group of individuals invested in a hotel facility that represented 26% of fair market value of loans acquired with credit deterioration. This will be referred to as Group C.
•	One loan to a medical facility that represented 7% of fair market value of loans acquired with credit deterioration. This will be referred to as Group D.
•	The final group of 11 loans to 4 individuals that represented 16% of fair market value of loans acquired with credit deterioration. These will be referred to as Group E.

The Company’s ongoing credit monitoring procedures include quarterly reviews of all classified loans.  All loans identified as impaired are included in these quarterly reviews. These reviews take place over several days each quarter and provide a forum where loan officers provide current detailed information to the Quarterly Asset Committee (QAC), which consists of the lending service manager, commercial lending manager and the credit administration manager.  In preparation for these meetings, loan officers prepare a Quarterly Criticized Asset Report (QCAR) for each relationship identified as classified by virtue of its credit risk rating. The QCAR provides account number, date opened, original loan amount, maturity date, principal balance, principal balance net of charge off/nonaccrual, charge off amount, risk rating summary, delinquencies, collateral, specific allocation, impaired status, risk rating status/rationale and a detailed background of the lending relationship. The loan officer is required to present the condition of the relationship detailing the status of the activity since the previous review including client meetings, site visits, borrower correspondence, foreclosure proceedings, and other related court activity.

Mr. Benjamin Phippen
April 4, 2014

Management and the Board of Directors receive, on a quarterly basis, the summary reports from the process. Summary reports are prepared separately for the loans identified as impaired at acquisition. Additionally, the accounting department avails itself of face to face meetings with members of the QAC as part of the quarterly process of assessing the adequacy of the Company’s allowance for loan losses and as part of the quarterly review of the condition of the loans identified as impaired at acquisition. Please note that subsequent to the closing of the First Star acquisition, the Company worked diligently to gain an understanding of these new loan relationships. This understanding was not immediate, as in some cases, the responsible loan officer was new to the credit. Also, in some circumstances, the outside legal team handling foreclosure proceedings for a loan was changed.

Subsequent to the acquisition, and as part of the Company’s quarterly review process, additional information acquired by the review team regarding the 57 loans originally identified as credit impaired at acquisition included, but was not limited to:

Quarter ending September 30, 2012:

The Company’s loan officers continued contacting borrowers to meet them, gain an understanding of the status of the loan relationship, and discuss repayment plans.

Group A:

Management obtained an understanding of the current status of the loans in the foreclosure process by discussing them with the appropriate loan officer(s) and outside legal counsel as appropriate and through the review of legal documents.  During this period, there were two properties obtained by the Company at Sherriff or Tax sales.  For the remaining loans in this group, each was at a different point in the normal foreclosure process.  Management anticipated at acquisition that collectively these loans would take nine to twelve months to be fully resolved.  Based on the information obtained from the quarterly summary reports of the QAC, management concluded that these loans were proceeding through foreclosure in the normal process, even accounting for the anticipated petitions associated with final foreclosure procedures.

Based on the procedures performed at the quarter end, as well as the fact that the activity and cash flows during the quarter were in line with the original projections, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

Mr. Benjamin Phippen
April 4, 2014

Group B:

These loans were collateralized and cross-collateralized by many properties and there were multiple entities involved in this relationship.  During this period, management obtained an understanding of the overall collateral, the relationship among the related interests, and had discussions with the borrower to determine a liquidation strategy.  During this period an open letter of credit was closed and one loan paid off in full from the liquidation of the related collateral.  Additional properties were listed for sale by the borrower. The Company learned that much of the financial difficulty experienced by  one borrower within the group was the result of non-payment for services rendered to an unrelated party.  Due to the significance of the amount, the borrower initiated collection litigation, which if successful would result in a significant reduction of the outstanding debt.  At acquisition management anticipated that the borrower would continue to liquidate properties in an orderly manner to repay the debt and this process would likely take up to twelve months.

Based on the procedures performed at the quarter end, as well as the fact that the activity and cash flows during the quarter were in line with the original projections, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

Group C:

This loan was to a group of individuals and was collateralized by a hotel.  The hotel was in process of renovations to allow it to be upgraded to a higher category hotel within the chain.  A new loan officer was assigned to the relationship and meetings were scheduled with the hotel owners to discuss plans to liquidate the loan.

Based on the procedures performed at the quarter end, as well as the fact that the activity and cash flows during the quarter were in line with the original projections, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

Group D:

This was a loan to a medical practice within a local medical facility.  The medical facility had been recently acquired by an unrelated medical facility.  Conversations  held with management of the surviving medical facility indicated they would not re-affirm the loan therefore the likely outcome would result in a charge-off.  This was anticipated at acquisition and a significant non-accretable discount had been recorded to account for this outcome.  Further inquiries were made as to the collectability of any amounts from the principals within the medical practice and options were being evaluated further by legal counsel.

Based on the procedures performed at the quarter end, as well as the fact that the activity and cash flows during the quarter were in line with the original projections, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

Mr. Benjamin Phippen
April 4, 2014

Group E:

This group was comprised of 11 loans to 4 unrelated borrowers that were invested in various real estate holdings.  Significant efforts were made within this group, including the assignment of a new loan officer to several credits, to obtain an understanding of the credits and develop  liquidation plans.

Based on the procedures performed at the quarter end, as well as the fact that the activity and cash flows during the quarter were in line with the original projections, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

Quarter ending December 31, 2012:

Group A:

During this period two properties were obtained by the Company at Sherriff sale.  There were occasions where the borrowers had properties that the Company had second liens on which resulted in sales that provided funds to the borrowers for some loan repayments.  Another property was also involved in a Sherriff’s sale for unpaid taxes, however the Company was not notified, which resulted in a third party purchasing the loan subject to the Company’s mortgage.  Based on the information obtained and continued discussions with legal counsel, management concluded that while there were many different events occurring with these loans, they were proceeding through foreclosure in the normal process with the expected petitions that delayed final foreclosure for insignificant time periods but still anticipated final resolution would be completed within the original expected time period.

Based on the procedures performed at the quarter end, as well as the fact that the activity and cash flows during the quarter were in line with the original projections, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

Group B:

The Company continued to work closely with the borrower while he worked through liquidating the properties.  The Company became more familiar with the litigation and learned it was scheduled for a jury trial in the first quarter of 2013.  Legal counsel for borrower was very confident in a positive outcome at trial.

Based on the procedures performed at the quarter end, as well as the fact that the activity and cash flows during the quarter were in line with the original projections, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

Group C:

The Company received interim financial information indicating a continued decline in revenue and an inability to support debt repayment.  The facility renovations were nearing completion.  The borrower’s goal was to move up to the next level in the hotel’s chain, thereby increasing their daily room rate and occupancy which would improve the borrower’s financial statements and allow them to seek refinancing.  It was still anticipated that foreclosure and the liquidation of collateral would be the resolution of this credit and that the original assumption as to timing was still valid.

Mr. Benjamin Phippen
April 4, 2014

Based on the procedures performed at the quarter end, as well as the fact that the activity and cash flows during the quarter were in line with the original projections, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

Group D:

The new medical facility refinanced all outstanding debt which included the Company’s outstanding debt and the loan was repaid in full.  While this resulted in significant cash flow, the debt was originally recorded with a significant non-accretable discount so it did not have a significant effect on the outstanding net value of loans purchased.

Group E:

During this period the Company continued its efforts to meet with borrowers and obtain additional information. Two loans to one borrower matured during this period.  The borrower was unable to repay the debt or refinance it elsewhere.  The Company denied the borrowers request to extend the  maturity dates. For other loans, partial payments were received thereby extending discussions with borrowers.

Based on the procedures performed at the quarter end, as well as the fact that the activity and cash flows during the quarter were in line with the original projections, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

Quarter Ending March 31, 2013:

Group A:

During this period there was one additional property that was collateral for two loans obtained by the Company at Sherriff sale.  There were numerous occasions where borrowers filed motions related to bankruptcy.  In each situation, the Company’s legal counsel was successful at getting properties released from bankruptcy proceedings.  While insignificant delays continued, legal counsel advised that foreclosure was imminent and  should occur within management’s original time estimates.

Based on the procedures performed at the quarter end, as well as the fact that the activity and cash flows during the quarter were in line with the original projections, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

Group B:

The Company learned that the borrower was successful in their collection litigation and indications were that the Company would receive significant repayment within 90 to 180 days thereby reducing the remaining net loan balance to an immaterial amount. Additionally the borrower listed another property for sale in their continued plan to liquidate their properties to pay down their debt.

Mr. Benjamin Phippen
April 4, 2014

Based on the procedures performed at the quarter end, as well as the fact that the activity and cash flows during the quarter were in line with the original projections, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

Group C:

During this period, the borrower informed the Company that they were seeking and expected to refinance the outstanding loan through a private investment group.

Based on the procedures performed at the quarter end, as well as the fact that the activity and cash flows during the quarter were in line with the original projections, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

Group D:

The loan had been repaid during the December 2012 period.

Group E:

 One of the borrowers listed one property for sale that was securing the outstanding loan, which when sold, would provide sufficient funds to pay off debt to the Company. This property is a very attractive property in a highly desired area that traditionally sees sales occurring within 90 days.  Additionally a second borrower received a term sheet from a competing financial institution that would allow for the refinancing of two outstanding loans.

Based on the procedures performed at the quarter end, as well as the fact that the activity and cash flows during the quarter were in line with the original projections, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that did not vary from the preliminary assumptions.

Quarter Ending June 30, 2013:

Group A:

During this period there was one additional property obtained by the Company at Sherriff sale.  Borrowers continued to file legal motions related to bankruptcy proceedings.  In each situation, the Company’s legal counsel was successful at having properties released from bankruptcy proceedings.  Three unrelated properties were scheduled for Sherriff’s sale prior to the end of the next quarter.  One borrower, who’s debt to the Company amounted to approximately 55% of the FMV of the Group A loans, was about to sign a sales agreement for a parcel of land that when consummated, would provide the borrower with funds to fully repay their loans to the Company.  When signed, the sale was expected to close by December 31, 2013. With the additional delays and after consultation with legal counsel management concluded that the remaining foreclosures were imminent but were likely to be six to twelve months later than originally anticipated.

Mr. Benjamin Phippen
April 4, 2014

Group B:

The Company learned that an appeal was filed in relation to the successful litigation.  Legal counsel for the borrower indicated they are confident in the outcome of the appeal but it would not likely occur for several months. The collateral properties remained listed for sale but were not under contract.  These properties included several large tracks of undeveloped recreational land.  The Company was aware of the borrower’s active negotiations to sell this property to a hunting group that owned adjacent land, several conservation groups and a state agency.

Group C:

The Company obtained a new appraisal on the hotel facility indicating a significant decrease in the value of the collateral property which resulted in a provision for loan losses to increase the non-accretable credit mark.  The borrower indicated that the refinancing with a third party had been delayed but was expected to be in place prior to September 2013.

Group D:

The loan had been repaid during the December 2012 period.

Group E loans:

During the quarter one loan paid off. The offer of refinancing by another financial institution was  being considered by a borrower that would repay two loans. In addition various collateral properties remained for sale.

During the period ended June 30, 2013 it was determined that primarily due to delays in property sales and legal proceedings involving Group A and Group B along with the delay in refinancing proceeds expected from Group C, the expected timing of cash flows should be extended for another twelve months in order to allow more time for the liquidation process or sale of collateral to occur as it was not reasonable that they might be completed within the next month. Based on the procedures performed at the quarter end, management possessed a reasonable expectation about the timing and amount of cash flows expected to be collected that now varied from the preliminary assumptions. As previously stated, the Company deemed the amount of accretable yield remaining at June 30, 2013 to be immaterial based on consolidated year to date pre-tax earnings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Benjamin Phippen
April 4, 2014

Please do not hesitate to call me at (570) 422-0181 if you have any questions.

Very truly yours,

/s/ Allan A. Muto
Allan A. Muto
Executive Vice President and Chief Financial Officer